UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SIMCERE PHARMACEUTICAL GROUP
(Name of Issuer)

Ordinary Shares, par value US$0.01 per share
American Depositary Shares (ADSs), evidenced by American Depository Receipts, (ADRs)
                      each representing two Ordinary Shares
（Title of Class of Securities）

82859P 1041
（CUSIP Number）

Amy Liu 6/F Hong Kong Trade Center 161 Des Voeux Road Hong Kong 852-9364-0386	with a copy to: John Yung, Esq. Locke Lord LLP 500 Capitol Mall, Ste 1800 Sacramento, CA, 95814 (916)930-2524
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                                          March 28, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e)， 240.13d-1(f) or 240.13d-1(g), check the following box.       □

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

1 The CUSIP Number applies to Issuer’s American Depository Shares, each representing two Ordinary Shares.

CUSIP No.: 82859P  104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Amy Liu

2.	Check the Appropriate Box if a member of a Group

(a) □    (b) □

3.	SEC Use Only

4.	Source of Funds: PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 6,631,032*
8. Shared Voting Power: 0
9. Sole Dispositive Power: 6,631,032*
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

     6,631,032*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares □

13.	Percent of Class Represented by Amount in Row (11) 6.27%*

14.	Type of Reporting Person························ IN

_____________________________
* Number of shares is number of Ordinary Shares. Ms. Liu holds 3,315,516  American Depositary Shares, each representing two Ordinary Shares. Percent of class is based on 105,741,000 Ordinary Shares reported as outstanding as of March 28, 2013 on Simcere Pharmaceutical Group's website.

SCHEDULE 13D (Amendment No. 1)

This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2013 (the “Original 13D”) by Amy Liu (“Reporting Person” or “Ms. Liu”) with respect to the Ordinary Shares, par value $0.01 per share (“Ordinary Shares”), of Simcere Pharmaceutical Group (the “Issuer”).  Unless otherwise stated herein, the Original 13D as previously amended remains in full force and effect.

Item 3	Source and Amount of Funds or Other Consideration

Ms. Liu purchased 1,345,308 American Depository Shares (ADSs) evidenced by American Depository Receipts (ADRs) for $6,131,367 (inclusive of Broker’s commissions) using her personal funds. Ms. Liu received 2,642,862 ADSs from KWELA International Limited without consideration. Ms. Liu is not a member, director or officer of KWELA International Limited, a company controlled by Ms. Liu's son.

Item 4	Purpose of the Transaction

Ms. Liu acquired the ADSs for investment purposes following the announcement of the proposed going private transaction as referenced in the Issuer’s Form 6-K filed with the SEC on March 12, 2013 (the “Transaction”). Ms. Liu will continue to evaluate her ownership and voting position in the Issuer and may consider and pursue the following future courses of action, among others: (i) continuing to hold the ADSs for investment; (ii) acquiring additional ADSs or Ordinary Shares in the open market or in privately negotiated transactions; or (iii) disposing of all or a portion of the ADSs in open market sales or in privately negotiated transactions. Ms. Liu’s future actions with regard to this investment will be dependent upon her review and evaluation of numerous factors, including the price levels of the Issuer’s ADSs and Ordinary Shares; the Issuer’s business, financial condition, operating results and prospects; general market and economic conditions; the relative attractiveness of alternative business and investment opportunities; and progress of the Transaction. Consistent with her investment purpose, Ms. Liu may engage in communications with other shareholders of the Issuer, members of the Issuer’s management and board of directors with regard to the business operations of the Issuer and strategies for enhancing shareholder value. In addition, Ms. Liu may pursue any or all of the following actions in connection with the Transaction: communications with other shareholders of the Issuer regarding the Transaction, communications with the sponsors of the Transaction, disposing of all or a portion of the ADSs or Ordinary Shares in open market sales or in privately negotiated transactions, exercise of her dissenters’ rights and seeking other legal recourse to protect her interests as a shareholder.

Subject to ongoing evaluation, except as otherwise set forth above, Ms. Liu has no current plans or proposals which relate to or would otherwise result in any of the situations enumerated in item (a) to (j) of Item 4 on Statement. Ms. Liu reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified in the previous sentence.

Item 5	Interest in Securities of the Issuer
(a)

Ms. Liu beneficially owned the aggregate number of 6,631,032 Ordinary Shares of the Issuer, represented as 3,315,516 ADSs. Such shares counted for 6.27% of the Ordinary Shares reported as outstanding as of March 28, 2013.

Ms. Liu expressly disclaims that she is acting as a group with any other person or entity including KWELA International Limited. Ms. Liu is not a member, director or officer of KWELA International Limited, a company controlled by Ms. Liu son.

(b)	Ms. Liu has sole voting powers and sole dispositive powers to the entire 6,631,032 shares she acquired, which is the subject of this Statement.
(c)	During the past sixty (60) days, Ms. Liu effected no transactions in the ADS or Ordinary Shares other than those set forth in the following table:

Date	No. of ADS	Price	Broker
3/28/2013	1,200	$9.0813	UBS
3/28/2013	56,041	$9.1960	UBS
3/27/2013	100	$9.04	UBS
3/27/2013	200,000	$9.1965	UBS
3/26/2013	94,159	$9.1906	UBS
3/26/2013	5,800	$9.10	UBS
3/25/2013	10,500	$9.0998	UBS
3/22/2013	20,080	$9.0999	UBS
3/21/2013	2,642,862	N/A	N/A
3/21/2013	29,894	$9.0103	UBS
3/21/2013	61,900	$9.0074	UBS
3/20/2013	100,000	$9.0275	UBS
3/20/2013	92,980	$9.0215	UBS

All of the above transactions were effected in the open market on the NYSE except for the transactions for the 2,642,862 units of ADS on March 21, 2013 which was transferred from KWELA International Limited's UBS account to Ms. Liu’s UBS account without consideration.  Ms. Liu is not a member, director or officer of KWELA International Limited, a company controlled by Ms. Liu's son.

(d)	Ms. Liu does not know any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities covered by this Statement.
(e)	Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2013                         /s/ Amy Liu
Amy Liu